SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)
AVNET, INC.
(Name of Subject Company (Issuer) and Filing Person (Issuer))

2% Convertible Senior Debentures due 2034	053807AL7
(Title of Class of Securities)	(CUSIP Number of Class of Securities)
DAVID R. BIRK, Esq.
Senior Vice President and General Counsel
Avnet, Inc.
2211 South 47th Street
Phoenix, Arizona 85034
(480) 643-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of Filing Person)
COPIES TO:
Joseph P. Richardson, Esq.
Squire, Sanders and Dempsey L.L.P.
40 N. Central Avenue, Suite 2700
Phoenix, Arizona 85004
Telephone: (602) 528-4000
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$300,000,000	$11,790

*	Calculated solely for purposes of determining the filing fee. The purchase price of the 2% Convertible Senior Debentures due 2034 (the “Debentures”), as described herein, is $1,000 per $1,000 principal amount outstanding. As of February 13, 2009, there was $300,000,000 in aggregate principal amount of Debentures outstanding, resulting in an aggregate maximum purchase price of $300,000,000.

**	The amount of the filing fee was calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and equals $39.30 for each $1,000,000 of the value of the transaction.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $11,790	Filing Party: Avnet, Inc.

Form or Registration No.: Schedule TO: 005 20161	Date Filed: February 13, 2009
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT
     Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed by Avnet, Inc. (“Avnet”), a corporation existing under the laws of New York, with the Securities and Exchange Commission on February 13, 2009 (the “Schedule TO”), relating to the right of each holder of Avnet’s 2% Convertible Senior Debentures due 2034 (the “Debentures”) to sell and the obligation of Avnet to purchase the Debentures, as set forth in Avnet’s Notice to Holders of 2% Convertible Senior Debentures due 2034, dated February 13, 2009 (the “Company Notice”). Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule TO.
     The information in the Company Notice is incorporated in this Amendment by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment. You should read this Amendment together with the Schedule TO, the Company Notice and the related offer materials field with the Schedule TO. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Company Notice.
Items 1 through 9.
(A)	The Company Notice is hereby amended as follows:

(1)	On page 2 of the Company Notice under the “Summary Term Sheet,” the paragraph under the caption “When does the Put Option Expire?” is amended in its entirety as set forth in the attached revised Company Notice attached hereto as Exhibit (a)(1). The identical change is made on page 5 of the Company Notice, at the second paragraph under section 2.1 “The Company’s Obligation to Purchase the Debentures.”

(2)	On page 6 of the Company Notice, the third paragraph under section 2.1 is amended to read in its entirety as follows: “ The purchase by the Company of validly surrendered Debentures is not subject to any conditions other than the Indenture provides that no Debentures may be purchased by us if an event of default under the Indenture or the Officers’ Certificate has occurred and is continuing (other than an event of default that is cured by the payment of the Purchase Price).

(3)	On page 13 of the Company Notice, the second paragraph under section 5 “Payment for Surrendered Debentures” is amended in its entirety as set froth in the attached revised Company Notice attached hereto as Exhibit (a)(1). The change expands disclosure regarding the source of funds that will be used by the Company to pay the Purchase Price of Debentures surrendered pursuant to the Put Option.
Item 12. Exhibits.
     Item 12 is hereby amended to read as follows:

Exhibit
Number	Description
(a)(1)	Company Notice to Holders of 2% Convertible Senior Debentures due 2034 issued by Avnet, Inc., dated February 13, 2009. [revised February 25, 2009]

(a)(2)	Form of Letter of Transmittal.

(a)(5)*	Press release issued on February 13, 2009, incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on February 13, 2009.

(b)(1)	Credit Agreement dated September 27, 2007 among AVNET, INC., a New York corporation (the “Company”), Avnet Japan Co., Ltd., a private company governed under the laws of Japan (“Avnet Japan”), each other Subsidiary of the Company party hereto pursuant to Section 2.14 (Avnet Japan and each such other Subsidiary, a “Designated Borrower” and, together with the Company, the “Borrowers” and, each a “Borrower”), each lender from time to time party hereto (collectively, the “Lenders” and individually, a “Lender”), and BANK OF AMERICA, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer. (incorporated herein by reference to the Company’s Current Report on Form 8-K dated September 28, 2007, Exhibit 10.1).

Exhibit
Number	Description
(d)(1)*	Indenture, dated as of March 5, 2004, by and between the Company and The Bank of New York Mellon Trust Company, N.A., as trustee, incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on March 8, 2004.

(d)(2)*	Officers’ Certificate, dated as of March 5, 2004, establishing the terms of the Debentures, incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed on March 8, 2004.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Schedule TO of Avnet, Inc. on February 13, 2009.
Item 13. Information Required by Schedule 13E-3.
Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AVNET, Inc.

Date:	February 25, 2009
		By:	/s/ Raymond Sadowski
		Name:	Raymond Sadowski
		Title:	Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit
Number	Description
(a)(1)	Company Notice to Holders of 2% Convertible Senior Debentures due 2034 issued by Avnet, Inc., dated February 13, 2009. [Revised February 25, 2009]

(a)(2)	Form of Letter of Transmittal.

(a)(5)	Press release issued on February 13, 2009, incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on February 13, 2009.

(b)(1)	Credit Agreement dated September 27, 2007 among AVNET, INC., a New York corporation (the “Company”), Avnet Japan Co., Ltd., a private company governed under the laws of Japan (“Avnet Japan”), each other Subsidiary of the Company party hereto pursuant to Section 2.14 (Avnet Japan and each such other Subsidiary, a “Designated Borrower” and, together with the Company, the “Borrowers” and, each a “Borrower”), each lender from time to time party hereto (collectively, the “Lenders” and individually, a “Lender”), and BANK OF AMERICA, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer. (incorporated herein by reference to the Company’s Current Report on Form 8-K dated September 28, 2007, Exhibit 10.1).

(d)(1)*	Indenture, dated as of March 5, 2004, by and between the Company and The Bank of New York Mellon Trust Company, N.A., as trustee, incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on March 8, 2004.

(d)(2)*	Officers’ Certificate, dated as of March 5, 2004, establishing the terms of the Debentures, incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed on March 8, 2004.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Schedule TO of Avnet, Inc. on February 13, 2009.